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                                                              October 18, 2004

VIA FACSIMILE (202) 942-9544

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Attn:    Barbara Jacobs, Assistant Director
                  Tangela Richter, Esq.

         Re:      Cintel Corp.
                  Registration Statement on Form SB-2
                  File No. 333-119002

Ladies and Gentlemen:

         The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated October 13, 2004 relating to the Registration Statement on Form SB-2 of Cintel Corp. (the "Company"). On behalf of the Company, we respond as follows.

STANDBY EQUITY DISTRIBUTION AGREEMENT, PAGE 10

1. We do not understand certain provisions of the agreement that would terminate Cornell Capital Partners' obligation to make advances under certain circumstances. For example, we note that Cornell Capital Partners' obligation is terminated if you fail to comply with a provision restricting you from issuing or selling any contracts or securities granting the holder the right to acquire shares of your common stock without consideration or for consideration that is less than the bid price of the common stock immediately prior to the issuance. Describe with specificity the purpose and effect of this provision. How is this provision consistent with Rule 10a-1 of the Securities Exchange Act of 1934? Likewise, what is the purpose and effect of the provision restricting you from filing a registration statement on Form S-8 to register and issue in excess of two million shares? We note that the provision also requires that you provide notice to Cornell Capital Partners prior to the registration on Form S-8 of the issuance of two million or fewer shares.

         RESPONSE

         We note the provisions you reference in Section 6.8 of the Cornell Agreement, relating to restrictions on sale of capital stock. These covenants are intended to prevent excessive numbers of free-trading shares from reaching the market at a time when Cornell is obligated to make significant purchases of stock from the Company. If the provisions were not in place, large sales of new securities could have an unanticipated depressive effect on the market price of the Company's common stock, making it more difficult for Cornell to sell the securities it purchases from the Company. It is a customary covenant which many funding source require issuers to undertake at the time of financing transactions. We do not believe these provisions are in any way inconsistent with Rule 10a-1.

2. We note your disclosure throughout the registration statement that Cornell Capital Partners will receive a two percent discount to the market price of your common stock. However, we note also your disclosure that you have agreed to pay them 5% of the proceeds that you receive under the Equity Distribution Agreement. Under the circumstances, it appears that your disclosure in Risk Factors and in the table on page 10 that refers only to the 2% discount is inappropriate. Please revise throughout to clarify that Cornell Capital Partners will receive, in effect, a 7% discount to the market value of your common stock.

         RESPONSE

         Under the Standby Equity Distribution Agreement, Cornell Capital Partners will pay 98% of the lowest closing bid price of the common stock during the five consecutive trading days immediately following a notice date. Upon each advance, Cornell Capital Partners will be paid 5% of the gross proceeds of the advance in cash. This is in effect 5% cash fee equal to 98% of the defined price. The two percent discount affects the number of shares to be issued to Cornell, not any cash payment to be made. Changing the discount to 7% would not accurately reflect the discount which Cornell receives upon each advance. The prospectus currently discloses the 5% cash payment following each disclosure of the price that Cornell Capital Partners will pay for our common stock. Accordingly, we do not believe that the prospectus should be revised.

         We trust that the foregoing appropriately addresses the issues raised by your recent comment letter. Thank you in advance for your prompt review and assistance.


                                             Very truly yours,

                                             /s/ David Schubauer
                                             -------------------
                                             David Schubauer